Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.

SECOND QUARTER RESULTS FOR THE YEAR ENDING
MARCH 31, 2013
CONFERENCE CALL

TORONTO, ONTARIO – October 30, 2012 – Rebecca MacDonald – Executive Chair, Ken Hartwick – President and Chief Executive Officer and Beth Summers – Chief Financial Officer cordially invite you to participate in a conference call to discuss the Corporation’s  second quarter results for the period ended September 30, 2012.

Just Energy Conference Call
Thursday November 8, 2012
2:00 p.m. EST

The number to call is 1 866 294-4838 and enter the participant code 7737633#.

For those unable to attend a tape rebroadcast will be available  starting at 6:00 PM EST November 8, 2012 until November 15, 2012 at midnight.  To access the rebroadcast please dial 1 888 843-7419 and enter the participant code 7737633#.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Rebecca MacDonald
Executive Chair
Phone: (416) 367-2872

Ken Hartwick
President and Chief Executive Officer
Phone: (905) 795-3557

or

Beth Summers
Chief Financial Officer
Phone: (905) 795-4206